May 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C . 20549

Attn:	Franklin Wyman Al Pavot Jason Drory Christine Westbrook

Re:	HighCape Capital Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed May 13, 2021
File No. 333-253691

Ladies and Gentlemen:

On behalf of our client, HighCape Capital Acquisition Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-4/A filed on May 13, 2021 (the “Third Amended Registration Statement”), contained in the Staff’s letter dated May 13, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 4 to Registration Statement on Form S-4 (the “Fourth Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Fourth Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Fourth Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4 filed May 13, 2021

Summary Historical Financial Information of HighCape, page 38

1.	We acknowledge the corrections made to your summary of historical financial information of HighCape. However, they remain incomplete. Please correct amounts for the net loss, weighted average shares outstanding of Class A and Class B non-redeemable common stock and basic and diluted net loss per share of Class A and Class B nonredeemable common stock in the statement of operations data on page 38 and total liabilities in the balance sheet data on page 39 to reflect the restatement.

Response: In response to the Staff’s comment, the Company has updated the data on pages 38 and 39 of the Fourth Amended Registration Statement to reflect the correct amounts for the net loss, weighted average shares outstanding of Class A and Class B non-redeemable common stock and basic and diluted net loss per share of Class A and Class B non-redeemable common stock in the statement of operations on page 38 and total liabilities in the balance sheet on page 39.

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Please do not hesitate to contact David Johansen at (212) 819-8509 or Joseph Chung at (212) 819-7818 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

White & Case LLP

Cc: Kevin Rakin and Matt Zuga, HighCape Capital Acquisition Corp.

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